2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

July 21, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Partners LP

Amendment No. 4 to Registration Statement on Form S-1

Filed July 15, 2014

File 333-195551

Ladies and Gentlemen:

Set forth below are the responses of Westlake Chemical Partners LP (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2014, with respect to Amendment No. 4 to Registration Statement on Form S-1, File No. 333-195551, filed with the Commission on July 15, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

General

1.	Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided a currently dated consent from the auditors in accordance with Item 601(b)(23) of Regulation S-K.

2.	Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Securities and Exchange Commission

July 21, 2014

RESPONSE: The Partnership acknowledges the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 158

3.	Please delete the language noting that this section summarizes the material federal tax consequences that “may be relevant” to prospective unitholders, as this may suggest that the opinion does not include all material federal tax consequences.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 17 and 159 of the Registration Statement.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

4.	In regards to pro forma net income per unit, please disclose how you determined that all of the offering units should be included in your computation. In this regard, it appears that not all of the proceeds from the offering will be used to pay the distribution to Westlake. Refer to SAB Topic 1:B.3.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the disclosure on page F-9 to explain why all of the offering units were included in the computation.

In accordance with Reg. S-X Article 11-02, we computed pro forma net income per unit using all of the offering units because Article 11-02(b)(7) indicates that the number of units used in the calculation of the pro forma unit data should be based on the weighted average number of units outstanding during the period adjusted to give effect to units subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented. Upon completion of the offering, 12,686,115 common units (including all 11,250,000 common units being offered in this offering) will be outstanding. Therefore the 12,686,115 units were used as the denominator in the calculation of the pro forma net income per unit to reflect all the common units that will be outstanding after the transaction is consummated in accordance with Reg S-X Article 11.

In regards to SAB Topic 1:B.3, we have included the pro forma balance sheet reflecting the distribution within the historical financial statements of the predecessor.

We have also considered the guidance in SAB Topic 1:B.3 and Section 3420.2 of the Financial Reporting Manual regarding presentation of supplemental pro forma earnings per unit giving effect to the distribution from offering proceeds in addition to historical earnings per unit in the Predecessor’s combined carve-out financial statements. We respectfully note that the historical financial statements included in the Registration Statement are historical carve-out financial statements of our Partnership’s predecessor for accounting purposes (the “Predecessor”), and reflect certain assets and operations that will be retained by our Parent following the proposed offering. In connection with the proposed offering, our Parent will retain a 90% noncontrolling ownership interest in Westlake Chemical OpCo LP (“OpCo”), but we will continue to consolidate 100% of the assets and operations of OpCo in our financial statements. As a result, our financial statements will show a significant noncontrolling interest in OpCo.

Securities and Exchange Commission

July 21, 2014

Given the significance of such noncontrolling interest and the nature of the Predecessor as a carve-out entity without equity holders, and the fact that the OpCo partnership agreement was not in place at such time, we believe that it is inappropriate to provide pro forma per unit data or historical earnings per unit data because such information would not be meaningful and would likely be confusing to prospective investors.

Notes to Combined Carve-Out Financial Statements, page F-43

5.	Please disclose why the planned distributions to Westlake for capital expenditures it incurred with respect to certain of the assets contributed to OpCo will not be accounted for as a reduction in the debt payable to Westlake given that disclosures on page F-47 indicate that the capital expenditures incurred by the Parent are embedded in OpCo’s debt to the Parent. Please confirm that the assets related to these capital expenditures are reflected on the historical carve-out financial statements and advise whether you recorded a corresponding liability to the Parent company when recording these assets on the historical carve-out financial statements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages F-6 and F-45 to the Registration Statement to clarify the reasons why the planned distribution to Westlake for capital expenditures it incurred with respect to the assets contributed to OpCo (the “Contributed Assets”) will not be accounted for as a reduction in the debt payable to Westlake.

We confirm that the assets related to these capital expenditures are reflected on the historical carve-out financial statements. The liability to the Parent reflected in the carve-out financial statements as of December 31, 2013 and March 31, 2014 reflects the following:

•	preformation capital expenditures with respect to the Contributed Assets from January 1, 2013 through July 31, 2013 (the “Pre-August Capex”) which were recorded on the books of our Predecessor as advances from Westlake to fund capital expenditures. This liability reflecting the advances will be retained by the Predecessor (not assumed by OpCo); and

•	preformation capital expenditures with respect to the Contributed Assets from and after August 1, 2013 which were embedded in the August 2013 Notes which OpCo will assume in connection with the offering.

Preformation capital expenditures incurred by our Predecessor with respect to the Contributed Assets prior to January 1, 2013 were reflected as additions to the assets of the Predecessor with corresponding adjustments to the Parent’s net investment in the Predecessor, and were not, therefore, reflected as debt payable to Westlake in our Predecessor’s financial statements.

The preformation capital expenditures which OpCo is expected to repay with the net proceeds from the offering (covered by the first bullet point above and the immediately preceding paragraph) will not be embedded in the August 1, 2013 intercompany notes payable to Westlake (the “August 2013 Notes”), which OpCo will assume in connection with this offering.

Securities and Exchange Commission

July 21, 2014

Instead, the preformation capital expenditures expected to be reimbursed would include (a) capital expenditures from January 1, 2013 through July 31, 2013 which liability will be retained and (b) capital expenditures prior to January 1, 2013 but within the two-year period before the anticipated date of closing of the offering, for which a liability was not reflected on the carve-out financial statements as these were equity funded and therefore included within Net Investment.

Index to Exhibits, page II-4

6.	We note that some of your exhibits have been filed in preliminary form, including the Contribution Agreement, Limited Partnership Agreement, and Omnibus Agreement. Please file all agreements in final form, or, in the alternative, please ensure that the preliminary forms of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

RESPONSE: The Partnership acknowledges the Staff’s comment and will file all agreements in final form, or, in the alternative, will ensure that the preliminary forms of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

Legal Opinion, Exhibit 5.1

7.	Please revise the legal opinion to address whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities. See Section II.B.1.b. of Staff Legal Bulletin No. 19.

RESPONSE: The Partnership acknowledges the Staff’s comment and Exhibit 5.1 has been revised accordingly.

Tax Opinion, Exhibit 8.1

8.	We note the statement that the opinion is based on various facts and assumptions. Please clearly disclose the specific facts and assumptions upon which the opinion is based. Please note, the assumptions and qualifications must be reasonable and may not assume the tax consequences at issue. See Item III.C.3 of Staff Legal Bulletin No. 19.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. The Partnership respectfully submits that the specific facts and assumptions upon which the tax opinion is based are now clearly disclosed on page 160 of the Registration Statement under the following disclosure:

“Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

Securities and Exchange Commission

July 21, 2014

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, more than 90 percent of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code, including income earned pursuant to processes described in our private letter ruling.

We believe that these representations are true and will be true in the future.”

Moreover, the Partnership respectfully submits that the assumptions and qualifications are reasonable and do not assume the tax consequences at issue.

*        *        *         *        *

Securities and Exchange Commission

July 21, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:	David P. Oelman, Vinson & Elkins LLP

E. Ramey Layne, Vinson & Elkins LLP

William N. Finnegan IV, Latham & Watkins LLP